 ________________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D
(Rule 13-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A)
(Amendment No. 2)*

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CCA INDUSTRIES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
124867102
(CUSIP Number)
Capital Preservation Holdings, LLC
One Belmont Avenue, Suite 602
Bala Cynwyd, PA 19004
Attention: Lance T. Funston
Telephone: (610) 592-0049
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 21, 2016
(Date of Event Which Requires Filing of This Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

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Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
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*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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13D

CUSIP No. 124867102		Page 3 of 8 Pages

1.	Names of reporting persons Capital Preservation Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 967,702
	9.	Sole dispositive power
	10.	Shared dispositive power 967,702
11.	Aggregate amount beneficially owned by each reporting person 967,702
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.81%
14.	Type of reporting person OO

13D

CUSIP No. 124867102		Page 4 of 8 Pages

1.	Names of reporting persons Capital Preservation Solutions, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 1,892,744
	9.	Sole dispositive power
	10.	Shared dispositive power 1,892,744
11.	Aggregate amount beneficially owned by each reporting person 1,892,744
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 21.26%
14.	Type of reporting person OO

13D

CUSIP No. 124867102		Page 5 of 8 Pages

1.	Names of reporting persons Lance T. Funston
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 19,958
	8.	Shared voting power 2,860,446
	9.	Sole dispositive power 19,958
	10.	Shared dispositive power 2,860,446
11.	Aggregate amount beneficially owned by each reporting person 2,880,404
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 32.36%
14.	Type of reporting person IN

13D

CUSIP No. 124867102		Page 6 of 8 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the prior statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2014 (the “Statement”) and Amendment No. 1 to the Statement filed with the SEC on November 18, 2014 (collectively, the “Amended Statement”) by Lance T. Funston and certain affiliates related to the common stock, par value $0.01 per share (“Common Stock”), and the Class A Common Stock, par value $0.01 per share (“Class A Common Stock” and, together with shares of Common Stock, the “Shares”), of CCA Industries, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings set forth in the Amended Statement.

Item 4.	Purpose of Transaction.
Item 4 of the Amended Statement is hereby supplemented as follows:
On January 21, 2016, Richard Kornhauser (“Mr. Kornhauser”) stepped down as Chief Executive Officer of the Company and resigned as a director of the Company (the “Company Resignation Events”). As previously disclosed in the Company’s SEC filings, Mr. Kornhauser and Mr. Heit (described below) invested as minority members in connection with the formation of Capital Preservation Holdings prior to the purchase of Shares by Capital Preservation Holdings that were reported in the Amended Statement. In connection with the Company Resignation Events, Mr. Kornhauser further elected to resign as a member of Capital Preservation Holdings and in connection with such resignation received a distribution of 171,875 shares of Common Stock from Capital Preservation Holdings and thereby relinquished to Capital Preservation Holdings, for redemption and cancellation by Capital Preservation Holdings, all of the membership interests of Capital Preservation Holdings owned by Mr. Kornhauser.
On January 21, 2016, Stephen A. Heit (“Mr. Heit”), the Chief Financial Officer and Director of the Company, elected to resign as a member of Capital Preservation Holdings and in connection with such resignation received a distribution of 28,125 shares of Common Stock from Capital Preservation Holdings and thereby relinquished to Capital Preservation Holdings, for redemption and cancellation by Capital Preservation Holdings, all of the membership interests of Capital Preservation Holdings owned by Mr. Heit.
As a result of the foregoing events, Lance T. Funston is the sole member and Managing Member of Capital Preservation Holdings and hereby reports the foregoing and the associated effective change in the form of beneficial ownership of Shares by the Reporting Persons.

13D

CUSIP No. 124867102		Page 7 of 8 Pages

Item 5.	Interest in Securities of the Issuer.
(a)
(i) Capital Preservation Holdings owns 967,702 Shares representing 13.81% of all of the outstanding Shares of the Company.
(ii) Capital Preservation Solutions beneficially owns 1,892,744 shares of Common Stock representing 21.26% of all of the outstanding Shares of the Company calculated in accordance with Rule 13d-3(d)(1) of the Act.
(iii) Mr. Funston, as the managing member and the sole of Capital Preservation Holdings and the sole member of Capital Preservation Solutions, may be deemed to beneficially own the 2,860,446 Shares held by them, representing 32.14% of all of the outstanding Shares of the Company calculated in accordance with Rule 13d-3(d)(1) of the Act. Mr. Funston disclaims beneficial ownership of those Shares, except to the extent of his pecuniary interest therein.
(iv) Mr. Funston individually owns 19,958 shares of Common Stock representing 0.28% of all of the outstanding Shares of the Company.
The percentages set forth in this response are based on the 7,006,684 Shares outstanding as of October 15, 2015, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended August 31, 2015 as filed with the Securities and Exchange Commission on October 15, 2015.
(b)
Mr. Funston may be deemed to share with Capital Preservation Holdings and Capital Preservation Solutions the power to vote or direct the vote of and to dispose or direct the disposition of 967,702 shares of Class A Common Stock owned by Capital Preservation Holdings and 1,892,744 shares of Common Stock beneficially owned by Capital Preservation Solutions reported herein. The beneficial ownership data submitted herein on behalf of Capital Preservation Solutions reflects updated information following the issuance of a corrected warrant agreement, which was reported by the Company on Form 8-K on February 5, 2015, subsequent to the filing of the Amended Statement. Mr. Funston, individually, has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 19,958 shares of Common Stock reported herein as individually owned by him.
(c) Except for the events described above, to the knowledge of any of the Reporting Persons, no other transactions in the Shares were effected by the Reporting Persons or any of the entities or persons named in the Amended Statement during the 60 days prior to the date of this Amendment No. 2 to Schedule 13D.
(d) Not applicable.
(e) Not applicable.

13D

CUSIP No. 124867102		Page 8 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITAL PRESERVATION HOLDINGS, LLC

By:	/s/ Lance T. Funston
	Name:	Lance T. Funston
	Title:	Managing Member and Sole Member

CAPITAL PRESERVATION SOLUTIONS, LLC

By:	/s/ Lance T. Funston
	Name:	Lance T. Funston
	Title:	Sole Member

/s/ Lance T. Funston
LANCE T. FUNSTON